[redacted]

11016520

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

SEC FILE NUMBER
8-67913

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER
Calatrava Securities, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

212 W. Kinzie St., 4th Fl
(No. and Street)

Chicago	Illinois	60610
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James M. Sauls, Managing Director — 312-245-2820
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

n.a. 3/17

3/19

OATH OR AFFIRMATION

I, **James M. Sauls**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Calatrava Securities, LLC**, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

JM Sauls
Signature

Sworn and subscribed to me on the

18th day of February 2011

CEO
Title

Nancy J. Simenson
Notary Public

NOTARY PUBLIC OFFICIAL SEAL STATE OF ILLINOIS
NANCY J SIMENSON
MY COMMISSION EXPIRES
MARCH 26, 2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALATRAVA
SECURITIES L.L.C.

February 23, 2011

Calatrava Securities, LLC, a registered introducing broker, is submitting this audited annual report and its attachments as of and for the year ended December 31, 2010. The person whose signature appears below represents that, to the best of their knowledge, all information contained therein is true, correct and complete.

James M. Sauls
Managing Director

212 West Kinzie Street 4th Floor Chicago, Il 60654 312.245.2820 fax:312.222.0552

Calatrava Securities LLC
Contents
December 31, 2010

McGladrey

INDEPENDENT AUDITOR'S REPORT

To the Member
Calatrava Securities LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Calatrava Securities LLC (the Company), as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act (CEACT). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Calatrava Securities LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 28, 2011

McGladrey is the brand under which RSM McGladrey, Inc. and McGladrey & Pullen, LLP serve clients' business needs. The two firms operate as separate legal entities in an alternative practice structure.

Member of RSM International network, a network of independent accounting, tax and consulting firms.

Calatrava Securities LLC

Statement of Financial Condition
December 31, 2010

Assets		
Cash	$	77,378
Commissions receivable		56,645
Prepaid expenses		810
Total assets	$	134,833
Liabilities and Member's Equity		
Liabilities - accounts payable and accrued expenses	$	14,959
Member's equity		119,874
Total liabilities and member's equity	$	134,833

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations

Calatrava Securities LLC (the "Company"), a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority. Additionally, the Company is an introducing broker registered with the Commodity Futures Trading Commission (the "CFTC") and a member of the National Futures Association (the "NFA"). The Company earns commissions from marketing registered commodity pools and managed accounts for commodity trading advisors.

The Company is exempt from the provisions of Rule 15c3-3 under subparagraph (k)(2)(i) of the Securities Exchange Act of 1934 as the Company does not hold any cash or securities of its customers.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue recognition
All commission revenue and related expenses are recorded on an accrual basis.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution to the extent that the deposits may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Income Taxes
The Company is a single member limited liability company, and treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is included in the federal and state income tax returns of the member. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2010, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's member remains subject to U.S. federal and state income tax audits for all periods subsequent to 2006.

3. Transactions with related party

The Company maintains an Expense Sharing Agreement with an entity affiliated through common ownership (the "Affiliate"), whereby the affiliate will provide services including but are not limited to employee compensation, technology, office space and office supplies. For the year ended December 31, 2010, the Company incurred expenses to the affiliate of which approximately $11,200 remains unpaid at December 31, 2010 and is included in accounts payable and accrued expenses in the accompany statement of financial condition.

During the year the Company made an $80,000 advance to its member which was repaid shortly thereafter. At December 31, 2010, no advances to its member remained outstanding.

All transactions with the Affiliate are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that has not yet occurred. The Company expects the risk of loss to be remote.

5. Concentration

All of the Company's revenues are generated by accounts managed by only one commodity trading advisor.

6. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $62,419 which exceeded the required net capital by $57,419. The ratio of aggregate indebtedness to net capital, at December 31, 2010 was .24 to 1.

The Company is also subject to the CFTC's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or SEC Rule 15c3-1. At December 31, 2010, the Company's net capital exceeded the required net capital under Regulation 1.17 by $17,419.

Calatrava Securities LLC

Statement of Financial Condition
As of December 31, 2010
and
Independent Auditor's Report

SEC Mail Processing
Section

MAR 01 2011

Washington, DC
110

**Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934 and
Commodity Exhchange Act Regulation 1.10**